FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule

12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding the resolutions passed by the board of directors of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on June 29, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By	/s/ Huang Jian

Name: Huang Jian

Title: Company Secretary

Date: July 2, 2007

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902) Overseas Regulatory Announcement

Resolutions passed by the Board of Directors

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the applicable laws and the requirements of the articles of association of Huaneng Power International, Inc. (the “Company”), the fifth session of the board of directors of the Company has considered and resolved unanimously in writing the following resolutions:

1.

Management Rules Regarding Disclosure of Information by Huaneng Power International, Inc. (“Information Disclosure Management Rules”). The Information Disclosure Management Rules was prepared on the basis of the original Management Regulations for the Work Regarding External Disclosure of Information by Huaneng Power International, Inc. (“Management Regulations for the Work Regarding External Disclosure of Information”) and the original Regulations for Internal Reporting Regarding External Disclosure of Significant Information by Huaneng Power International, Inc. (“Regulations for Internal Reporting of Significant Information”). After the implementation of the Information Disclosure Management Rules, the Management Regulations for the Work Regarding External Disclosure of Information and the Regulations for Internal Reporting of Significant Information will cease to be effective. For details of the Information Disclosure Management Rules, please visit the website of Shanghai Stock Exchange (www.sse.com.cn).

2.	The amended Management Rules Regarding Investor Relations of Huaneng Power International, Inc.

3.	Management Guidelines Regarding Holding Shares of the Company by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

29th June 2007